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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C.  20549



                                  SCHEDULE 13G

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934
                          (AMENDMENT NO. ___________)*

                          UroQuest Medical Corporation
-------------------------------------------------------------------------------
                                (Name of Issuer)

                         Common Stock, par value $0.001
-------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                   917285 10 8
                          ----------------------------
                                 (CUSIP Number)



Check the following box if a fee is being paid with this statement [ ]. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See rule 13d-7).

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).








                               Page 1 of 9 Pages

CUSIP NO. 917285 10 8                   13G            PAGE   2   OF   9   PAGES
         ---------------------                              -----    -----

  (1)     NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          Warburg, Pincus Investors, L.P.
          I.R.S. I.D. No.: 13-3549187
          ---------------------------------------------------------------------

  (2)     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a)   [ ]
                                                                    (b)   [X]

          ---------------------------------------------------------------------

  (3)     SEC USE ONLY

          ---------------------------------------------------------------------

  (4)     CITIZENSHIP OR PLACE OF ORGANIZATION

          State of Delaware
          ---------------------------------------------------------------------

                       (5)     SOLE VOTING POWER
  NUMBER OF
   SHARES              --------------------------------------------------------
 BENEFICIALLY          (6)     SHARED VOTING POWER
  OWNED BY                          3,188,572
    EACH               --------------------------------------------------------
  REPORTING            (7)     SOLE DISPOSITIVE POWER
 PERSON WITH
                       --------------------------------------------------------
                       (8)     SHARED DISPOSITIVE POWER
                                    3,188,572
                       --------------------------------------------------------

  (9)     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                3,188,572
          ---------------------------------------------------------------------

 (10)     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
          SHARES*                                                         [ ]


          ---------------------------------------------------------------------

 (11)     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

                26.92%
          ---------------------------------------------------------------------

 (12)     TYPE OF REPORTING PERSON*

               PN
          ---------------------------------------------------------------------
                      *SEE INSTRUCTION BEFORE FILLING OUT!

CUSIP NO. 917285 10 8                   13G            PAGE   3   OF   9   PAGES
         ---------------------                              -----    -----

  (1)     NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          Warburg, Pincus & Co.
          I.R.S. I.D. No.: 13-6358475
          ---------------------------------------------------------------------

  (2)     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a)   [ ]
                                                                    (b)   [X]

          ---------------------------------------------------------------------

  (3)     SEC USE ONLY

          ---------------------------------------------------------------------

  (4)     CITIZENSHIP OR PLACE OF ORGANIZATION

          State of New York
          ---------------------------------------------------------------------

                       (5)     SOLE VOTING POWER
  NUMBER OF
   SHARES              --------------------------------------------------------
 BENEFICIALLY          (6)     SHARED VOTING POWER
  OWNED BY                          3,188,572
    EACH               --------------------------------------------------------
  REPORTING            (7)     SOLE DISPOSITIVE POWER
 PERSON WITH
                       --------------------------------------------------------
                       (8)     SHARED DISPOSITIVE POWER
                                    3,188,572
                       --------------------------------------------------------

  (9)     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                3,188,572
          ---------------------------------------------------------------------

 (10)     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
          SHARES*                                                         [ ]


          ---------------------------------------------------------------------

 (11)     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

                26.92%
          ---------------------------------------------------------------------

 (12)     TYPE OF REPORTING PERSON*

               PN
          ---------------------------------------------------------------------
                      *SEE INSTRUCTION BEFORE FILLING OUT!

CUSIP NO. 917285 10 8                    13G           PAGE   4   OF   9   PAGES
         ---------------------                              -----    -----

  (1)     NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          E.M. Warburg, Pincus & Co., LLC
          I.R.S. I.D. No.: 13-3536000
          ---------------------------------------------------------------------

  (2)     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a)   [ ]
                                                                    (b)   [X]

          ---------------------------------------------------------------------

  (3)     SEC USE ONLY

          ---------------------------------------------------------------------

  (4)     CITIZENSHIP OR PLACE OF ORGANIZATION

          State of New York
          ---------------------------------------------------------------------

                       (5)     SOLE VOTING POWER
  NUMBER OF
   SHARES              --------------------------------------------------------
 BENEFICIALLY          (6)     SHARED VOTING POWER
  OWNED BY                          3,188,572
    EACH               --------------------------------------------------------
  REPORTING            (7)     SOLE DISPOSITIVE POWER
 PERSON WITH
                       --------------------------------------------------------
                       (8)     SHARED DISPOSITIVE POWER
                                    3,188,572
                       --------------------------------------------------------

  (9)     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                3,188,572
          ---------------------------------------------------------------------

 (10)     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
          SHARES*                                                         [ ]


          ---------------------------------------------------------------------

 (11)     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

                26.92%
          ---------------------------------------------------------------------

 (12)     TYPE OF REPORTING PERSON*

               OO(Limited Liability Company)
          ---------------------------------------------------------------------
                      *SEE INSTRUCTION BEFORE FILLING OUT!

ITEM 1.

         (a)     Name of Issuer:  UroQuest Medical Corporation (the "Issuer")


         (b)     Address of Principal Executive
                 Offices:                        265 East 100 South, Suite 220
                                                 Salt Lake City, Utah  84111

ITEM 2.

         (a) Names of Persons Filing: This statement is filed by and on behalf of (a) Warburg, Pincus Investors, L.P., a Delaware limited partnership ("WPI"); (b) Warburg, Pincus & Co., a New York general partnership ("WP"); and
(c) E.M. Warburg, Pincus & Co., LLC, a New York limited liability company ("EMW LLC"), which manages WPI. WP, the sole general partner of WPI, has a 20% interest in the profits of WPI. Lionel I. Pincus is the managing partner of WP and the managing member of EMW LLC and may be deemed to control both WP and EMW LLC. The members of EMW LLC are substantially the same as the partners of WP.


         (b) Address of Principal Business Office: The business address of each of the entities identified above in Item 2(a) is 466 Lexington Avenue, New York, New York 10017.


         (c) Citizenship: WPI is a limited partnership organized under the laws of the State of Delaware. WP is a general partnership and EMW LLC is a limited liability company, both of which are organized under the laws of the State of New York.


         (d) Title of Class of Securities: Common Stock, par value $0.001 of the Issuer.


         (e)     CUSIP Number:  917285 10 8


ITEM 3.

         This statement is not filed pursuant to Rule 13d-1(b) or 13d-2(b).

ITEM 4.  OWNERSHIP

         As of December 31, 1996, WPI was the beneficial and record owner of 3,188,572 shares of the Issuer's Common Stock (the "Shares"), whereby WPI had and currently has shared investment and shared voting power with respect to the Shares by virtue of the control relationships described in Item 2 above. The Shares constitute 26.92% of the outstanding shares of the Issuer's Common Stock as of December 31, 1996.





                               Page 5 of 9 Pages

ITEM 5.  OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

         Not applicable.

ITEM 6.  OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON

         Not applicable.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY

         Not applicable.

ITEM 8.  IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

         Not applicable.

ITEM 9.  NOTICE OF DISSOLUTION OF GROUP

         Not applicable.

ITEM 10. CERTIFICATION

         Not applicable.





                               Page 6 of 9 Pages

                                   SIGNATURE

    After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



                                           WARBURG, PINCUS INVESTORS, L.P.

                                           BY: WARBURG, PINCUS & CO.
                                               General Partner


                                            /s/ STEPHEN DISTLER
                                            -----------------------------------
                                            By: Stephen Distler, Partner


                                            WARBURG, PINCUS & CO.


                                            /s/ STEPHEN DISTLER
                                            -----------------------------------
                                            By: Stephen Distler, Partner



                                            E.M. WARBURG, PINCUS & CO., LLC


                                            /s/ STEPHEN DISTLER
                                            -----------------------------------
                                            By: Stephen Distler, Member


Dated: February 12, 1997

                                   SCHEDULES

Schedule I Joint Filing Agreement, dated February 12, 1997, among the signatories to this Schedule 13G.


                               Page 8 of 9 Pages

                             JOINT FILING AGREEMENT
                          PURSUANT TO RULE 13d-1(f)(1)

        The undersigned acknowledge and agree that the foregoing statement on
Schedule 13G is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13G shall be filed on behalf of each of the undersigned without the necessity of filing additional joint filing agreements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning it contained therein, but shall not be responsible for the completeness and accuracy of the information concerning the others, except to the extent that it knows or has reason to believe that such information is inaccurate. This Agreement may be executed in any number of counterparts and all of such counterparts taken together shall constitute one and the same instrument.

Dated:  February 12, 1997


                                WARBURG, PINCUS INVESTORS, L.P.

                                By: Warburg, Pincus & Co., General Partner

                                By:  /s/  STEPHEN DISTLER
                                    --------------------------------------
                                    Stephen Distler, Partner


                                WARBURG, PINCUS & CO.

                                By:  /s/  STEPHEN DISTLER
                                    --------------------------------------
                                    Stephen Distler, Partner

                                E.M. WARBURG, PINCUS & CO., LLC

                                By:  /s/  STEPHEN DISTLER
                                    --------------------------------------
                                    Stephen Distler, Member